BUBBLR, INC.

21 West 46th Street

New York, NY 10036

February 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W.

Washington, D.C. 20549

Attention: Lauren Pierce / Jan Woo

Re: Bubblr, Inc.

Request to Withdraw Registration Statement on Form S-1, File No. 333-267373

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bubblr, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-267373), together with all exhibits thereto, initially filed with the Commission on September 9, 2022 as amended by Amendment No. 1 thereto filed with the Commission on September 14, 2022 (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. Because the proposed offering of shares of the Company’s common stock that would have otherwise been registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registration Statement has not been declared effective by the Commission and no securities have been or will be sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, the fee paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

BUBBLR, INC.

By: /s/ David Chetwood

Name: David Chetwood

Title: Chief Financial Officer

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